UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Regulatory developments in Chile regarding the association
between LAN and TAM

Santiago, Chile. March 18th 2011. - LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) announced that yesterday, March 17th, 2011, the Chilean Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust court, on a majority vote (three votes against two), confirmed its decision of January 28th 2011 regarding the combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”) in terms that the transaction should be submitted to the ordinary consultation proceeding before the antitrust court.  As a consequence, the TDLC declined to analyze the out-of-court agreement reached between LAN and the Fiscalía Nacional Económica (FNE) in January this year.

In order to prevent further delay to the proposed transaction and to continue the progress of the consultation proceeding, LAN will actively participate in such proceeding and will provide to the TDLC any information it may require in connection with the proceeding, with the expectation that the process may conclude as promptly as possible.  LAN expects the consultation proceeding to conclude around the end of the second quarter of this year.

However, as of today, it is not possible to assure with any reasonable degree of certainty how long the process will take or when the approval, if granted, will be given. As anticipated last January, when the TDLC decided to submit the proposed transaction between LAN and TAM to a consultation process, LAN believes the required process will inevitably delay the implementation of the transaction.  At this stage, if approved by the TDLC, LAN believes that the transaction would not take place earlier than the fourth quarter of 2011.

Forward-Looking Statements

This report contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This report relates to a proposed business combination between LAN and TAM, which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination.  This report is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN’s Investor Relations at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM’s Investor Relations at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel